UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 12)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78501P203

(CUSIP Number)

Marcus Pennington

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201 (214) 932-9600

with a copy to:

Richard J. Birns, Esq.

William B. Sorabella, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78501P203	Page 2 of 11

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,493,088 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,493,088 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,493,088 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 66.4%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 3 of 11

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 600,678 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 600,678 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 600,678 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 4 of 11

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares (includes warrant to purchase 100,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) PN; IA

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 5 of 11

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 6 of 11

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) CO

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 7 of 11

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,093,766 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,093,766 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,766 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 71.1%*
14.	Type of Reporting Person (See Instructions) IN

*

The calculation is based on an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 8 of 11

Explanatory Note

This Amendment No. 12 (“Amendment No. 12”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2014 (“Amendment No. 6”), and as further amended by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 (“Amendment No. 7”), and as further amended by Amendment No. 8 to the Original Schedule 13D filed with the SEC on December 8, 2014 (“Amendment No. 8”), and as further amended by Amendment No. 9 to the Original Schedule 13D filed with the SEC on March 30, 2018 (“Amendment No. 9), and as further amended by Amendment No. 10 to the Original Schedule 13D filed with the SEC on April 6, 2021 (“Amendment No. 10”), and as further amended by Amendment No. 11 to the Original Schedule 13D filed with the SEC on May 18, 2021 (“Amendment No. 11,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Amendment No. 12, the “Schedule 13D”), with respect to the shares of common stock (“Shares”), par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 12 have the meanings set forth in the Schedule 13D. This Amendment No. 12 amends Items 4, 5 and 6 as set forth below.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following information:

As previously announced by Amendment No. 11, on May 17, 2021, the Issuer announced via a joint press release that its board of directors (the “Board”) and Carlson Capital jointly agreed that the Board would form a strategic review committee (the “Strategic Review Committee”) and that Mr. Clint Carlson noted that Carlson Capital supported the formation of the Strategic Review Committee and its pursuit and evaluation of third-party strategic alternatives and looked forward to working with the Strategic Review Committee. As a result, the Reporting Persons noted that they may become aware of and provide support for various matters to be under consideration by the Strategic Review Committee. On November 1, 2021, the Issuer announced via a press release an update on the results of the Strategic Review Committee’s evaluation of strategic alternatives for the Issuer.

Consistent with the disclosure provided in Amendment No. 11, since the formation of the Strategic Review Committee, the Reporting Persons have engaged in discussions with the Board and the Strategic Review Committee (until the conclusion of its activities) regarding various transactions and matters under consideration by the Board and the Strategic Review Committee and/or deemed by the Reporting Persons to be beneficial, in each case on a preliminary basis. These matters have included discussion of possible transactions available to the Issuer, including potential third party strategic alternatives, the potential return of capital to the Issuer’s stockholders (including the desirability of a special dividend) and the opportunity for the Issuer to utilize its core specialty finance platform to establish a new asset management business. The Reporting Persons have also discussed changes to the Board at, or in advance of, the 2022 annual meeting of the Issuer’s stockholders. The Reporting Persons expect the conversations on these matters to continue with the Board notwithstanding the conclusion of the activities of the Strategic Review Committee.

At the time of the filing of this Amendment No. 12, except as disclosed in this Schedule 13D, the Reporting Persons have no present plans in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure, (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above (collectively, “clauses (i) through (ix)”). However, the Reporting Persons may, from time to time, engage in discussions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in clauses (i) through (ix). The Reporting Persons may review and evaluate their investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise that, if consummated, would result in one or more of the events described in clauses (i) through (ix).

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on November 11, 2021, the Reporting Persons beneficially owned an aggregate of 9,093,766 Shares, constituting approximately 71.1% of the Shares outstanding.

The aggregate percentages of Shares reported in this Amendment No. 12 are based upon an aggregate number of 12,798,494 Shares outstanding as of August 11, 2021, as reported in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2021, filed with the SEC on August 16, 2021.

CUSIP No. 78501P203	Page 9 of 11

(c) No transactions were effected by the Reporting Persons in the Shares since the filing of Amendment No. 11.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is hereby amended and supplemented by adding the following information: Item 4 of this Amendment No. 12 is hereby incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2021

DOUBLE BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

BLACK DIAMOND OFFSHORE LTD.
By:	Carlson Capital, L.P., its investment manager
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
By:	Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

/s/ Clint D. Carlson
Clint D. Carlson